Exhibit 99.1



Constellation Brands

SECOND QUARTER FISCAL YEAR 2023 RESULTS

OCTOBER 6, 2022

#WORTHREACHINGFOR | VISIT US



Constellation Delivers Strong Business Performance in Q2 Fiscal 2023
Beer Business Generates Double-Digit Net Sales and Operating Income Growth
Beer Business Fiscal 2023 Net Sales and Operating Income Growth Outlook Increased

Second Quarter Fiscal Year 2023 Financial Highlights [1] | In millions, except per share data	Net Sales	Operating Income	Net Income (Loss) Attributable to CBI	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Reported	$2,655	$813	$(1,151)	NA	$(6.30)	NA
% Change	12%	10%	NM	NA	NM	NA
Comparable	$2,655	$883	$589	$849	$3.17	$3.33
% Change	12%	21%	28%	21%	33%	32%

[1] Definitions of reported and comparable, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release.
NA=Not Applicable NM=Not Meaningful

HIGHLIGHTS

- Generates **reported basis EPS** of **$(6.30)** and **comparable basis EPS** of **$3.17**, including Canopy equity losses of $0.16; **excluding Canopy equity losses**, achieves comparable basis EPS of **$3.33**
- **Beer Business** achieves **double-digit net sales** and **operating income increases** and **strong depletion growth** driven by continued strength of **Modelo Especial** and **Corona Extra**
- **Wine and Spirits Business** delivers **net sales growth** driven by U.S. shipment volume growth and strong performance of fine wine and craft spirits portfolio (Aspira) in international markets
- Generates **$1.7 billion** of **operating cash flow**, an increase of 8%, and **$1.2 billion** of **free cash flow**, an increase of 4%
- Updates **fiscal 2023 reported basis EPS outlook** to **$0.75 - $1.15** and **comparable basis EPS outlook** to **$11.20 - $11.60**
- Affirms **fiscal 2023 operating cash flow target** of **$2.6 - $2.8 billion** and **free cash flow projection** of **$1.3 - $1.4 billion**
- **Returns $393 million to shareholders in share repurchases** in Q2 fiscal 2023, including previously announced share repurchases made in June 2022
- **Declares quarterly cash dividend** of $0.80 per share Class A and $0.72 per share Class B common stock
- Records **non-cash impairment** of investment in Canopy and Constellation's **share of Canopy's loss** including its previously reported goodwill impairment of cannabis operations











AGED IN
BOURBON BARRELS
FOR
EXCEPTIONAL TASTE
ROBERT MONDAVI
PRIVATE SELECTION

Modelo
OFFICIAL BEER SPONSOR OF THE COLLEGE FOOTBALL PLAYOFF
HERE'S TO THE FULL-TIME FANS

THE WEST IS YOURS
HIGH WEST

Día de los Muertos
LIFE IS MADE FOR CELEBRATION
Corona

"We delivered another quarter of strong business performance. Our core beer brands, Modelo Especial and Corona Extra, continue to outshine the market, and our next wave brands, Pacifico and Modelo Chelada, are achieving strong double-digit growth. The benefits of our Wine and Spirits strategy are taking hold, as our higher-end brands continue to resonate with the consumer."

Bill Newlands
President and Chief Executive Officer



"We continue to make good progress against our operating and financial plans. The solid top-line performance of our Beer and Wine and Spirits Businesses in the first half has given us confidence to increase their net sales outlook for the full-year. And, we are on-track to exceed our goal to return $5 billion to shareholders by fiscal year-end."

Garth Hankinson
Chief Financial Officer



beer

Three Months Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipments	Depletions	Net Sales	Operating Income
August 31, 2022	113.2		$2,139.3	$865.6
August 31, 2021	101.0		$1,861.3	$693.0
% Change	12.1%	8.9%	15%	25%

HIGHLIGHTS

- Constellation's **Beer Business** posted **depletion growth** of almost **9%**, driven by the continued strength of **Modelo Especial** and **Corona Extra**. Depletion volume selling days were flat year-over-year.
- In IRI channels, our **Beer Business** continued to significantly **outpace the entire beer category** and was again the **#1 share gainer** in market dollars; the Business accelerated its market dollar share gains, adding 1.8 points in the beer category and 2.5 points in the high-end segment, and continued to carry **4 of the top 15 share gaining high-end brands**.
- **Modelo Especial** achieved **over 10% depletion growth** and remained the **#1 brand** in the high-end and **#1 brand share gainer** in the entire U.S. beer category in IRI dollar sales.
- **Modelo Chelada brands** remained the **#1 chelada** in the U.S. beer market, posting **over 60% depletion growth** and expanding its share to nearly 60% of the entire chelada segment.
- **Corona Extra** reported **depletion growth of 6%** and remained the **#3 share gainer** in the entire U.S. beer category in IRI channels.
- **Pacifico** posted **depletion growth of more than 37%** and was a **top 10 share gainer** in the U.S. beer category in IRI channels.
- **Operating margin increased** 330 basis points to 40.5%, as benefits from favorable pricing, lower obsolescence charges, fixed cost absorption from strong volume growth, and lower marketing spend driven by timing more than offset expected higher raw material costs.
- The **Beer Business** now expects **net sales** and **operating income growth** of **8 - 10%** and **3 - 5%**, respectively, for fiscal 2023 reflecting the strong performance of the core beer portfolio.







— MODELO ESPECIAL —
10%+ DEPLETION GROWTH
— CORONA EXTRA —
6% DEPLETION GROWTH
— PACIFICO —
37%+ DEPLETION GROWTH
— MODELO CHELADA BRANDS —
60%+ DEPLETION GROWTH
Modelo
Corona Extra
PACIFICO
Modelo
CHELADA
SOURCE: DEPLETION TRENDS Q2 FY23 PER COMPANY MEASURES

wine and spirits

Three Months Ended | In millions; branded product, 9-liter case equivalents	Shipments	Depletions	Net Sales	Operating Income
August 31, 2022	7.4		$515.8	$99.4
August 31, 2021	7.4		$509.8	$100.2
% Change	—%	(2.2%)	1%	(1%)

HIGHLIGHTS

- Constellation's largest premium wine, fine wine, and craft spirits brands - **Meiomi**, **Kim Crawford**, **Ruffino, Robert Mondavi Private Selection, The Prisoner Wine Company**, **High West Whiskey**, **Casa Noble Tequila**, and **Mi CAMPO Tequila** - all delivered positive **depletion growth**.
- In IRI channels, our **wine portfolio** outperformed the total U.S. wine category and **gained share**, and our **craft spirits** portfolio delivered **dollar sales growth** significantly ahead of the higher-end segment of the spirits category.
- Wine and Spirits **net sales** grew **1%**, inclusive of net sales growth of **15%** in **DTC** channels and **10%** in **international** markets.
- Our **Wine and Spirits Business innovation** strategy continued to gain traction with **Woodbridge Box** as the **#2 Premium Box share gainer** in the quarter, **Meiomi Red Blend 750ml** as the **#2 new wine SKU**, and **Kim Crawford Sparkling Prosecco** as the **#4 new wine brand**.
- **Operating margin decreased** 40 basis points to 19.3% as benefits from higher spirits sales, lower marketing as a percent of net sales, and favorable pricing were more than offset by increased COGS and higher SG&A expense; increased COGS were primarily driven by higher raw material and transportation costs.
- The **Wine and Spirits Business** now expects fiscal 2023 **net sales decline** of **0 - 2%** and **operating income growth** of **3 - 5%**.



CRAFT SPIRITS
DELIVERS
36%
DEPLETION
GROWTH
SOURCE: DEPLETION TRENDS Q2 FY23 PER COMPANY MEASURES
MI CAMPO
HIGH WEST
BOURBON
CASA NOBLE

outlook

The table sets forth management's current EPS expectations for fiscal 2023 compared to fiscal 2022 actual results, on a reported basis, a comparable basis, and a comparable basis excluding Canopy equity earnings (losses) and related activities.

	Reported Basis		Comparable Basis		
	FY23 Estimate	FY22 Actual	FY23 Estimate (Excl. Canopy)	FY22 Actual	FY22 Actual (Excl. Canopy)
Fiscal Year Ending February 28	$0.75 - $1.15	$(0.22)	$11.20 - $11.60	$10.20	$10.99

Fiscal 2023 Guidance Assumptions:

- Beer: net sales growth 8 - 10%; operating income growth 3 - 5%
- Wine and Spirits: net sales decline 0 - 2% and operating income growth 3 - 5%
- Interest expense: approximately $360 - $370 million
- Tax rate: reported approximately 71%; comparable excluding Canopy equity earnings impact approximately 20%

- Weighted average diluted shares outstanding: approximately 186.5 million
- Operating cash flow: $2.6 - $2.8 billion
- Capital expenditures: $1.3 - $1.4 billion, including approximately $1.2 billion targeted for Mexico beer operations expansion, optimization, and/or construction activities
- Free cash flow: $1.3 - $1.4 billion

The reported basis EPS guidance includes the fiscal 2023 year to date Canopy equity earnings and related activities impact. Our guidance does not reflect future changes in the fair value of the company's investment in Canopy's warrants and debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the guidance assumptions noted above.

BEER BUSINESS CAPITAL EXPANSION

The company plans to invest in the next increment of capacity in Mexico that will provide the long-term flexibility needed to support the expected future growth of its high-end Mexican beer portfolio. As previously announced, total capital expenditures for the Beer Business are expected to be $5.0 billion to $5.5 billion over fiscal 2023 to fiscal 2026, with the majority of the spend expected to occur in the first three years of that timeframe. The investment will support the addition of up to 30 million hectoliters of modular capacity and includes the construction of a new brewery in Southeast Mexico in the state of Veracruz, as well as continued expansion, optimization, and/or construction at the company's existing sites in Nava and Obregon.

 ## *canopy*

Constellation's share of Canopy's equity earnings (losses) and related activities were as follows:

	Reported Basis [1]	Comparable Basis
Three Months Ended I In millions		
August 31, 2022	$(650.7)	$(34.8)
August 31, 2021	$120.5	$(29.9)

[1] The three months ended August 31, 2022, includes $460.8 million of Canopy's goodwill impairment related to its cannabis operations.

As of August 31, 2022, we evaluated our equity method investment in Canopy and determined there was an other-than-temporary impairment based on several contributing factors, including: (i) the period of time for which the fair value had been less than the carrying value and the uncertainty surrounding Canopy's stock price recovering in the near-term, (ii) Canopy's goodwill impairment of their cannabis operations, and (iii) the uncertainty of U.S. federal cannabis permissibility. As a result, a $1,060.3 million impairment was recorded for the second quarter fiscal 2023, which is included above in the fiscal 2023 reported basis EPS outlook.

QUARTERLY DIVIDEND

On October 5, 2022, Constellation's board of directors declared a quarterly cash dividend of $0.80 per share of Class A Common Stock and $0.72 per share of Class B Convertible Common Stock, payable on November 18, 2022, to stockholders of record as of the close of business on November 4, 2022.

[†] A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our investor relations website, ir.cbrands.com, prior to the call.

SECOND QUARTER FISCAL YEAR 2023 RESULTS

CONFERENCE CALL[†] / WEBCAST

October 6, 2022 at 10:30 a.m. EDT
877-407-9121 / Conference ID: 13732540
ir.cbrands.com

SUPPORTING OUR ENVIRONMENT, COMMUNITIES, AND RESPONSIBLE CONSUMPTION

Bolstering Our Commitment to Water Stewardship Through $700,000 Contribution to The Nature Conservancy to Help Restore Watersheds for Future Generations

Constellation Brands recently announced a two-year commitment of $700,000 in total contributions to The Nature Conservancy (TNC). $200,000 of the total amount was donated in February 2022 and will be used to support TNC's broader Global Resilient Watersheds program, which is focused on making watershed health a priority by investing in nature-based solutions – such as forest protection, regenerative agricultural practices, wetland restoration, and natural vegetation corridors along waterways – and aims to restore watershed health and revitalize degraded freshwater systems around the world. The remaining $500,000 donation will be leveraged over the next two years in support of TNC's innovative Dynamic Water Management program in California, which targets the San Joaquin Valley and the Stockton/ Sacramento watersheds – both located in communities where a number of Constellation's winery facilities and operations reside.

This program is designed to bring to life important proof of concept strategies for rebalancing water demand for people and nature that in turn may be implemented on a broader scale to seek to address water challenges across the State of California and elsewhere. In addition to helping improve watershed health for the broader community, nature-based solutions implemented through the Dynamic Water Management program are expected to provide volumetric benefits toward Constellation's water replenishment goals. Between fiscal 2023 and fiscal 2025, we are targeting to restore approximately 1.1 billion gallons of water withdrawals from watersheds, while improving accessibility and quality of water for communities where we operate. To achieve this target, we developed a strategy focused on water efficiency, watershed restoration, and water accessibility and quality.



ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, our fine wine and craft spirits brands, including The Prisoner Wine Company, Robert Mondavi Winery, Casa Noble Tequila, and High West Whiskey, and our premium wine brands such as Meiomi and Kim Crawford.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, visit www.cbrands.com and follow us on Twitter, Instagram, and LinkedIn.

MEDIA CONTACTS

Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Joseph Suarez	773-551-4397	joseph.suarez@cbrands.com
David Paccapaniccia	585-282-7227	david.paccapaniccia@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook and all statements other than statements of historical fact set forth in this news release, including statements regarding our business strategy, future operations, business, financial position, expected net sales and operating income, projected costs and expenses, expected effective tax rates and anticipated tax liabilities, estimated diluted EPS and shares outstanding, expected capital expenditures, operating cash flow, and free cash flow, future payments of dividends, amount, manner, and timing of share repurchases under the share repurchase authorization, consumer demand, ESG goals and efforts, and prospects, plans, and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections. During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on November 30, 2022, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' quiet period, the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or any other business combination, divestiture, restructuring or other strategic business realignments, financing or share repurchase that may be completed after the issuance of this release, potential common stock reclassification, or the amount of incremental contingent consideration payment paid or received in association with divestitures. The Projections should not be construed in any manner as a guarantee that such results will in fact occur.

In addition to the risks and uncertainties of ordinary business operations, the Projections contained in this news release are subject to risk uncertainty, and possible variance from management's expectations regarding:

- water, agricultural and other raw material, and packaging material supply, production, and/or shipment difficulties which could adversely affect our ability to supply our customers;
- inflationary pressures and our ability to pass along rising costs to consumers through increased selling prices;
- actual impact to supply, production levels, and costs from global supply chain logistics, transportation challenges, wildfires, and severe weather events, due to, among other reasons, actual supply chain and transportation performance and the actual severity and geographical reach of wildfires and severe weather events;
- actual balance of supply and demand for our products and percentage of our portfolio distributed through any particular distributor;
- actual demand, net sales, channel proportions, and volume trends for our products;
- beer operations expansion, optimization, and/or construction activities, scope, capacity, costs (including impairments), capital expenditures, and timing due to, among other reasons, market conditions, our cash and debt position, receipt of required regulatory approvals in accordance with expected dates and terms, results of discussions with government officials in Mexico, the actual amount of non-recoverable brewery construction assets and other costs, and other factors determined by management;
- duration and impact of the COVID-19 pandemic, including but not limited to new variants, vaccine efficacy and immunization rates, closures of non-essential businesses, which may include our manufacturing facilities, and other associated governmental containment actions, and the increase in cyber-security attacks that have occurred while non-production employees work remotely;
- impact of the military conflict in Ukraine and associated geopolitical tensions and responses, including on inflation, supply chains, commodities, energy, and cyber-security;
- amount, timing, and source of funds for any share repurchases, exact duration of share repurchase programs, and number of shares outstanding;
- amount and timing of future dividends which are subject to the determination and discretion of our Board of Directors and may be impacted if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to generate cash flow at anticipated levels, or we fail to generate expected earnings;
- fair value and accuracy of projections relating to the Canopy investment;
- amount of contingent consideration, if any, received in divestitures depending upon actual future brand performance;
- expected impacts of wine and spirits portfolio refinement activities;
- accuracy of supply projections, including relating to beer operations expansion, optimization, and construction activities, wine and spirits operating activities, product inventory levels, and glass sourcing;
- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth;
- accuracy of projections associated with market opportunities, new products, and previously announced acquisitions, investments, and divestitures;
- general economic, geopolitical, domestic, international, and regulatory conditions, world financial market instability, economic slowdown or recession, health epidemics or pandemics, litigation risks, unanticipated environmental liabilities and costs, or enhanced competitive activities;
- changes to international trade agreements, tariffs, accounting standards, elections, assertions, or policies, tax laws, or other governmental regulations, and other factors which could impact the company's reported financial position, results of operations, effective tax rate, or accuracy of any associated Projections;
- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw materials;
- failure to receive stockholder approval of or complete the reclassification or other delays with respect thereto; and
- other factors and uncertainties disclosed in the company's filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2022, and its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2022, which could cause actual future performance to differ from current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	August 31, 2022		February 28, 2022	
ASSETS				
Current assets:				
Cash and cash equivalents	$	**165.1**	$	199.4
Accounts receivable		**978.9**		899.0
Inventories		**1,651.0**		1,573.2
Prepaid expenses and other		**735.2**		658.1
Total current assets		**3,530.2**		3,329.7
Property, plant, and equipment		**6,234.0**		6,059.6
Goodwill		**7,898.6**		7,862.4
Intangible assets		**2,763.6**		2,755.2
Equity method investments		**833.4**		2,688.7
Securities measured at fair value		**91.8**		191.4
Deferred income taxes		**2,292.3**		2,351.5
Other assets		**637.0**		617.3
Total assets	$	**24,280.9**	$	25,855.8
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Short-term borrowings	$	**663.9**	$	323.0
Current maturities of long-term debt		**7.6**		605.3
Accounts payable		**959.1**		899.2
Other accrued expenses and liabilities		**881.3**		871.3
Total current liabilities		**2,511.9**		2,698.8
Long-term debt, less current maturities		**10,278.7**		9,488.2
Deferred income taxes and other liabilities		**1,779.4**		1,621.0
Total liabilities		**14,570.0**		13,808.0
CBI stockholders' equity		**9,389.0**		11,731.9
Noncontrolling interests		**321.9**		315.9
Total stockholders' equity		**9,710.9**		12,047.8
Total liabilities and stockholders' equity	$	**24,280.9**	$	25,855.8

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended	
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
Sales	$ 2,864.3	$ 2,565.0	$ 5,405.0	$ 4,753.3
Excise taxes	(209.2)	(193.9)	(386.7)	(355.7)
Net sales	2,655.1	2,371.1	5,018.3	4,397.6
Cost of product sold	(1,329.2)	(1,141.4)	(2,437.4)	(2,048.6)
Gross profit	1,325.9	1,229.7	2,580.9	2,349.0
Selling, general, and administrative expenses	(512.8)	(490.5)	(951.4)	(868.8)
Impairment of brewery construction in progress	—	—	—	(665.9)
Operating income (loss)	813.1	739.2	1,629.5	814.3
Income (loss) from unconsolidated investments	(1,719.1)	(470.8)	(1,907.0)	(1,370.0)
Interest expense	(94.3)	(95.8)	(182.8)	(182.5)
Loss on extinguishment of debt	(8.0)	(29.4)	(23.3)	(29.4)
Income (loss) before income taxes	(1,008.3)	143.2	(483.6)	(767.6)
(Provision for) benefit from income taxes	(132.4)	(131.3)	(257.8)	(117.8)
Net income (loss)	(1,140.7)	11.9	(741.4)	(885.4)
Net (income) loss attributable to noncontrolling interests	(10.5)	(10.4)	(20.3)	(21.2)
Net income (loss) attributable to CBI	$ (1,151.2)	$ 1.5	$ (761.7)	$ (906.6)
Net income (loss) per common share attributable to CBI:				
Basic – Class A Common Stock	$ (6.30)	$ 0.01	$ (4.13)	$ (4.77)
Basic – Class B Convertible Common Stock	$ (5.73)	$ 0.01	$ (3.77)	$ (4.34)
Diluted – Class A Common Stock	$ (6.30)	$ 0.01	$ (4.13)	$ (4.77)
Diluted – Class B Convertible Common Stock	$ (5.73)	$ 0.01	$ (3.77)	$ (4.34)
Weighted average common shares outstanding:				
Basic – Class A Common Stock	161.730	167.447	163.532	169.025
Basic – Class B Convertible Common Stock	23.206	23.222	23.206	23.234
Diluted – Class A Common Stock	161.730	192.530	163.532	169.025
Diluted – Class B Convertible Common Stock	23.206	23.222	23.206	23.234
Cash dividends declared per common share:				
Class A Common Stock	$ 0.80	$ 0.76	$ 1.60	$ 1.52
Class B Convertible Common Stock	$ 0.72	$ 0.69	$ 1.44	$ 1.38

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Six Months Ended	
	August 31, 2022	August 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$ (741.4)**	$ (885.4)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized net (gain) loss on securities measured at fair value	**31.7**	1,335.1
Deferred tax provision (benefit)	**208.6**	(19.2)
Depreciation	**183.5**	162.3
Stock-based compensation	**37.8**	36.0
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	**815.6**	35.3
Noncash lease expense	**44.4**	40.1
Amortization of debt issuance costs and loss on extinguishment of debt	**28.2**	35.1
Impairment of equity method investment	**1,060.3**	—
Impairment of brewery construction in progress	**—**	665.9
Gain (loss) on settlement of pre-issuance hedge contracts	**20.7**	—
Change in operating assets and liabilities, net of effects from purchase and sale of business:		
Accounts receivable	**(84.8)**	(187.8)
Inventories	**(86.3)**	(49.3)
Prepaid expenses and other current assets	**165.6**	10.1
Accounts payable	**188.9**	245.9
Deferred revenue	**9.5**	144.6
Other accrued expenses and liabilities	**(287.7)**	(3.8)
Other	**59.7**	(39.0)
Total adjustments	**2,395.7**	2,411.3
Net cash provided by (used in) operating activities	**1,654.3**	1,525.9
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	**(435.0)**	(353.4)
Purchase of business, net of cash acquired	**(37.2)**	—
Investments in equity method investees and securities	**(21.0)**	(28.6)
Proceeds from sale of assets	**6.6**	1.3
Proceeds from sale of business	**—**	4.6
Other investing activities	**0.6**	(1.0)
Net cash provided by (used in) investing activities	**(486.0)**	(377.1)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Six Months Ended	
	August 31, 2022	August 31, 2021
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	1,846.8	1,001.9
Principal payments of long-term debt	(1,654.7)	(1,357.1)
Net proceeds from (repayments of) short-term borrowings	340.9	486.0
Dividends paid	(295.3)	(289.3)
Purchases of treasury stock	(1,400.5)	(1,305.0)
Proceeds from shares issued under equity compensation plans	30.5	22.9
Payments of minimum tax withholdings on stock-based payment awards	(10.5)	(9.8)
Payments of debt issuance, debt extinguishment, and other financing costs	(33.3)	(34.8)
Distributions to noncontrolling interests	(22.5)	(21.2)
Net cash provided by (used in) financing activities	(1,198.6)	(1,506.4)
Effect of exchange rate changes on cash and cash equivalents	(4.0)	0.4
Net increase (decrease) in cash and cash equivalents	(34.3)	(357.2)
Cash and cash equivalents, beginning of period	199.4	460.6
Cash and cash equivalents, end of period	$ 165.1	$ 103.4

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION

(in millions)
(unaudited)

	Three Months Ended			Six Months Ended		
	August 31, 2022	August 31, 2021	Percent Change	**August 31, 2022**	August 31, 2021	Percent Change
Beer						
Segment net sales	**$ 2,139.3**	$ 1,861.3	15%	**$ 4,037.5**	$ 3,433.3	18%
Segment gross profit	**$ 1,147.6**	$ 984.0	17%	**$ 2,167.1**	$ 1,877.7	15%
% Net sales	***53.6 %***	*52.9 %*		***53.7 %***	*54.7 %*	
Segment operating income (loss)	**$ 865.6**	$ 693.0	25%	**$ 1,628.4**	$ 1,366.1	19%
% Net sales	***40.5 %***	*37.2 %*		***40.3 %***	*39.8 %*	
Wine and Spirits						
Wine net sales	$ 442.0	$ 447.2	(1%)	$ 846.1	$ 844.9	—%
Spirits net sales	73.8	62.6	18%	134.7	119.4	13%
Segment net sales	**$ 515.8**	$ 509.8	1%	**$ 980.8**	$ 964.3	2%
Segment gross profit	**$ 224.7**	$ 230.5	(3%)	**$ 435.8**	$ 438.0	(1%)
% Net sales	***43.6 %***	*45.2 %*		***44.4 %***	*45.4 %*	
Segment operating income (loss)	**$ 99.4**	$ 100.2	(1%)	**$ 190.4**	$ 204.4	(7%)
% Net sales	***19.3 %***	*19.7 %*		***19.4 %***	*21.2 %*	
Segment income (loss) from unconsolidated investments	**$ 3.4**	$ (1.1)	NM	**$ 4.9**	$ 0.2	NM
Corporate Operations and Other						
Segment operating income (loss)	**$ (82.3)**	$ (62.9)	(31%)	**$ (143.6)**	$ (117.4)	(22%)
Segment income (loss) from unconsolidated investments	**$ (2.3)**	$ (0.2)	NM	**$ (4.3)**	$ (0.8)	NM
Canopy equity earnings (losses) [1]	**$ (34.7)**	$ (29.9)	(16%)	**$ (86.7)**	$ (74.2)	(17%)
Consolidated operating income (loss)	**$ 813.1**	$ 739.2	10%	**$ 1,629.5**	$ 814.3	100%
Comparable Adjustments	69.6	(8.9)	NM	45.7	638.8	(93%)
Comparable operating income (loss)	**$ 882.7**	$ 730.3	21%	**$ 1,675.2**	$ 1,453.1	15%
Consolidated income (loss) from unconsolidated investments	**$ (1,719.1)**	$ (470.8)	NM	**$ (1,907.0)**	$ (1,370.0)	(39%)
Comparable Adjustments	1,685.5	439.6	NM	1,820.9	1,295.2	41%
Comparable income (loss) from unconsolidated investments	**$ (33.6)**	$ (31.2)	(8%)	**$ (86.1)**	$ (74.8)	(15%)
Consolidated EBIT [2]	**$ 849.1**	$ 699.1	21%	**$ 1,589.1**	$ 1,378.3	15%

(1) We recognize our equity in earnings (losses) for Canopy Growth Corporation ("Canopy") on a two-month lag. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the applicable weighted average exchange rates.

	Three Months Ended			Six Months Ended		
	August 31, 2022	August 31, 2021	Percent Change	August 31, 2022	August 31, 2021	Percent Change
Net sales	$ 86.3	$ 110.8	(22%)	$ 174.5	$ 228.1	(23%)
Gross profit (loss)	$ (1.1)	$ 22.2	(105%)	$ (126.8)	$ 29.9	NM
% Net sales	*(1.3)%*	*20.0 %*		*(72.7)%*	*13.1 %*	
Operating income (loss)	$ (1,439.8)	$ (152.8)	NM	$ (1,858.0)	$ (337.0)	NM
% Net sales	*NM*	*NM*		*NM*	*NM*	

(2) See reconciliations of the applicable non-GAAP financial measures on pages 12 and 14.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

	Three Months Ended			Six Months Ended		
	August 31, 2022	August 31, 2021	Percent Change	**August 31, 2022**	August 31, 2021	Percent Change
Beer						
(in millions, branded product, 24-pack, 12-ounce case equivalents)						
Shipments	**113.2**	101.0	12.1%	**212.7**	185.8	14.5%
Depletions [1]			8.9%			8.8%
Wine and Spirits						
(in millions, branded product, 9-liter case equivalents)						
Shipments	**7.4**	7.4	—%	**14.2**	14.1	0.7%
U.S. Domestic shipments	**6.4**	6.3	1.6%	**12.2**	12.3	(0.8%)
Depletions [1]			(2.2%)			(0.8%)

[1] Depletions represent U.S. domestic distributor shipments of our respective branded products to retail customers, based on third-party data.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Please refer to our investor relations website at ir.cbrands.com/financial-information/financial-history-non-gaap for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended August 31, 2022			Three Months Ended August 31, 2021			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	**$ 2,655.1**		**$ 2,655.1**	$ 2,371.1		$ 2,371.1	**12%**	**12%**
Cost of product sold	(1,329.2)	$ 46.4		(1,141.4)	$ (15.2)			
Gross profit	**1,325.9**	46.4	**$ 1,372.3**	1,229.7	(15.2)	$ 1,214.5	**8%**	**13%**
Selling, general, and administrative expenses	(512.8)	23.2		(490.5)	6.3			
Operating income (loss)	**813.1**	69.6	**$ 882.7**	739.2	(8.9)	$ 730.3	**10%**	**21%**
Income (loss) from unconsolidated investments	(1,719.1)	1,685.5		(470.8)	439.6			
EBIT			**$ 849.1**			$ 699.1	**NA**	**21%**
Interest expense	(94.3)			(95.8)				
Loss on extinguishment of debt	(8.0)	8.0		(29.4)	29.4			
Income (loss) before income taxes	**(1,008.3)**	1,763.1	**$ 754.8**	143.2	460.1	$ 603.3	**NM**	**25%**
(Provision for) benefit from income taxes [1]	(132.4)	(23.2)		(131.3)	(2.7)			
Net income (loss)	(1,140.7)	1,739.9		11.9	457.4			
Net (income) loss attributable to noncontrolling interests	(10.5)			(10.4)				
Net income (loss) attributable to CBI	**$ (1,151.2)**	$ 1,739.9	**$ 588.7**	$ 1.5	$ 457.4	$ 458.9	**NM**	**28%**
EPS [2]	**$ (6.30)**	$ 9.37	**$ 3.17**	$ 0.01	$ 2.38	$ 2.38	**NM**	**33%**
Weighted average common shares outstanding – diluted [3]	**161.730**	24.007	**185.737**	192.530		192.530		
Gross margin	**49.9 %**		**51.7 %**	51.9 %		51.2 %		
Operating margin	**30.6 %**		**33.2 %**	31.2 %		30.8 %		
Effective tax rate	**(13.1)%**		**20.6 %**	91.7 %		22.2 %		

Comparable Adjustments	Three Months Ended August 31, 2022				Three Months Ended August 31, 2021			
	Acquisitions, Divestitures, and Related Costs [4]	Restructuring and Other Strategic Business Development Costs	Other [5]	Total	Acquisitions, Divestitures, and Related Costs [4]	Restructuring and Other Strategic Business Development Costs [6]	Other [5]	Total
Cost of product sold	$ (0.9)	$ —	$ (45.5)	$ (46.4)	$ 0.1	$ —	$ 15.1	$ 15.2
Selling, general, and administrative expenses	$ (5.0)	$ (1.2)	$ (17.0)	$ (23.2)	$ (5.6)	$ 0.8	$ (1.5)	$ (6.3)
Operating income (loss)	$ (5.9)	$ (1.2)	$ (62.5)	$ (69.6)	$ (5.5)	$ 0.8	$ 13.6	$ 8.9
Income (loss) from unconsolidated investments	$ (1.1)	$ (1.8)	$ (1,682.6)	$ (1,685.5)	$ (1.7)	$ (45.4)	$ (392.5)	$ (439.6)
Loss on extinguishment of debt	$ —	$ —	$ (8.0)	$ (8.0)	$ —	$ —	$ (29.4)	$ (29.4)
(Provision for) benefit from income taxes [1]	$ 151.6	$ 0.5	$ (128.9)	$ 23.2	$ 4.5	$ 1.6	$ (3.4)	$ 2.7
Net income (loss) attributable to CBI	$ 144.6	$ (2.5)	$ (1,882.0)	$ (1,739.9)	$ (2.7)	$ (43.0)	$ (411.7)	$ (457.4)
EPS [2]	$ 0.78	$ (0.01)	$ (10.13)	$ (9.37)	$ (0.01)	$ (0.22)	$ (2.14)	$ (2.38)

[1] The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. For the three and six months ended August 31, 2022, the (provision for) benefit from income taxes includes a net income tax expense recognized as a result of an adjustment to a valuation allowance partially offset by a net income tax benefit recognized from the realization of tax losses related to a prior period divestiture. For the three and six months ended August 31, 2021, the adjustments include a net income tax benefit recognized as a result of adjustments to valuation allowances. For the six months ended August 31, 2021, the adjustments also include a net income tax provision recognized as a result of a legislative update in Switzerland.

[2] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per share are calculated on a fully dilutive basis. [3]

[3] We have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been anti-dilutive, in millions:

	For the Three Months Ended August 31,		For the Six Months Ended August 31,	
	2022	2021	2022	2021
Class B Convertible Common Stock	23.206	—	23.206	23.234
Stock-based awards, primarily stock options	0.801	—	0.802	1.936

[4] For the three months ended August 31, 2022, acquisitions, divestitures, and related costs largely consist of a net income tax benefit recognized from the realization of tax losses related to a prior period divestiture. For the three months ended August 31, 2021, adjustments consist primarily of transition services agreements activity related to the previous sale of a portion of our wine and spirits business, partially offset by the net income tax benefit recognized for adjustments to valuation allowances.

[5] For the three months ended August 31, 2022, other consists primarily of (i) an impairment of our Canopy equity method investment, (ii) costs associated with Canopy equity earnings (losses), largely driven by its goodwill impairment, (iii) a net income tax expense recognized as a result of an adjustment to a valuation allowance, and (iv) a net loss from the mark to fair value of undesignated commodity derivative contracts. For the three months ended August 31, 2021, adjustments consist primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy and (ii) a loss on extinguishment of debt, partially offset by (i) a net gain associated with Canopy equity earnings (losses) and (ii) a net gain from the mark to fair value of undesignated commodity derivative contracts.

[6] For the three months ended August 31, 2021, restructuring and other strategic business development costs consist predominantly of equity losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions except per share data)
(unaudited)

	Six Months Ended August 31, 2022			Six Months Ended August 31, 2021			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	**$ 5,018.3**		**$ 5,018.3**	$ 4,397.6		$ 4,397.6	**14%**	**14%**
Cost of product sold	(2,437.4)	$ 22.0		(2,048.6)	$ (33.3)			
Gross profit	**2,580.9**	22.0	**$ 2,602.9**	2,349.0	(33.3)	$ 2,315.7	**10%**	**12%**
Selling, general, and administrative expenses	(951.4)	23.7		(868.8)	6.2			
Impairment of brewery construction in progress	—	—		(665.9)	665.9			
Operating income (loss)	**1,629.5**	45.7	**$ 1,675.2**	814.3	638.8	$ 1,453.1	**100%**	**15%**
Income (loss) from unconsolidated investments	(1,907.0)	1,820.9		(1,370.0)	1,295.2			
EBIT			**$ 1,589.1**			$ 1,378.3	**NA**	**15%**
Interest expense	(182.8)			(182.5)				
Loss on extinguishment of debt	(23.3)	23.3		(29.4)	29.4			
Income (loss) before income taxes	**(483.6)**	1,889.9	**$ 1,406.3**	(767.6)	1,963.4	$ 1,195.8	**37%**	**18%**
(Provision for) benefit from income taxes [(1)]	(257.8)	(35.7)		(117.8)	(140.8)			
Net income (loss)	(741.4)	1,854.2		(885.4)	1,822.6			
Net (income) loss attributable to noncontrolling interests	(20.3)			(21.2)				
Net income (loss) attributable to CBI	**$ (761.7)**	$ 1,854.2	**$ 1,092.5**	$ (906.6)	$ 1,822.6	$ 916.0	**16%**	**19%**
EPS [(2)]	**$ (4.13)**	$ 9.89	**$ 5.83**	$ (4.77)	$ 9.39	$ 4.72	**13%**	**24%**
Weighted average common shares outstanding – diluted [(3)]	**163.532**	**24.008**	**187.540**	169.025	25.170	194.195		
Gross margin	**51.4 %**		**51.9 %**	53.4 %		52.7 %		
Operating margin	**32.5 %**		**33.4 %**	18.5 %		33.0 %		
Effective tax rate	**(53.3)%**		**20.9 %**	(15.3)%		21.6 %		

Comparable Adjustments	Six Months Ended August 31, 2022				Six Months Ended August 31, 2021			
	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total
Cost of product sold	$ (1.9)	$ —	$ (20.1)	$ (22.0)	$ 0.1	$ (2.6)	$ 35.8	$ 33.3
Selling, general, and administrative expenses	$ (3.4)	$ (2.6)	$ (17.7)	$ (23.7)	$ (4.6)	$ (0.1)	$ (1.5)	$ (6.2)
Impairment of brewery construction in progress	$ —	$ —	$ —	$ —	$ —	$ —	$ (665.9)	$ (665.9)
Operating income (loss)	$ (5.3)	$ (2.6)	$ (37.8)	$ (45.7)	$ (4.5)	$ (2.7)	$ (631.6)	$ (638.8)
Income (loss) from unconsolidated investments	$ (1.5)	$ (102.7)	$ (1,716.7)	$ (1,820.9)	$ (3.3)	$ (70.0)	$ (1,221.9)	$ (1,295.2)
Loss on extinguishment of debt	$ —	$ —	$ (23.3)	$ (23.3)	$ —	$ —	$ (29.4)	$ (29.4)
(Provision for) benefit from income taxes [1]	$ 152.6	$ 4.7	$ (121.6)	$ 35.7	$ 4.3	$ 3.4	$ 133.1	$ 140.8
Net income (loss) attributable to CBI	$ 145.8	$ (100.6)	$ (1,899.4)	$ (1,854.2)	$ (3.5)	$ (69.3)	$ (1,749.8)	$ (1,822.6)
EPS [2]	$ 0.78	$ (0.54)	$ (10.13)	$ (9.89)	$ (0.02)	$ (0.36)	$ (9.01)	$ (9.39)

(7) For the six months ended August 31, 2022, acquisitions, divestitures, and related costs largely consist of a net income tax benefit recognized from the realization of tax losses related to a prior period divestiture. For the six months ended August 31, 2021, adjustments consist primarily of transition services agreements activity related to the previous sale of a portion of our wine and spirits business, partially offset by a net income tax benefit recognized for the adjustments to valuation allowances.

(8) For the six months ended August 31, 2022, and August 31, 2021, restructuring and other strategic business development costs consist primarily of equity losses from Canopy related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand.

(9) For the six months ended August 31, 2022, other consists primarily of (i) an impairment of our Canopy equity method investment, (ii) costs associated with Canopy equity earnings (losses), largely driven by its goodwill impairment, (iii) a net income tax expense recognized as a result of an adjustment to a valuation allowance, and (iv) an unrealized net loss from the mark to fair value of our investment in Canopy. For the six months ended August 31, 2021, adjustments consist primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy, (ii) an impairment of long-lived assets in connection with certain assets at the canceled Mexicali Brewery construction project, (iii) a loss on extinguishment of debt, and (iv) a net income tax provision recognized as a result of a legislative update in Switzerland, partially offset by (i) a net gain associated with Canopy equity earnings (losses) and (ii) a net gain from the mark to fair value of undesignated commodity derivative contracts.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

	Three Months Ended		Six Months Ended	
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
Equity earnings (losses) and related activities - reported basis, Canopy EIE (GAAP) [1]	**$ (650.7)**	**$ 120.5**	**$ (815.7)**	**$ (35.3)**
Comparable Adjustments [2][3]	615.9	(150.4)	728.9	(38.9)
Equity earnings (losses) and related activities - comparable basis, Canopy EIE (Non-GAAP)	**(34.8)**	**(29.9)**	**(86.8)**	**(74.2)**
(Provision for) benefit from income taxes [3]	4.5	4.0	11.7	13.6
Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)	**$ (30.3)**	**$ (25.9)**	**$ (75.1)**	**$ (60.6)**

	Three Months Ended		Six Months Ended	
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
EPS - reported basis, Canopy EIE (GAAP)	**$ (3.35)**	**$ 0.62**	**$ (4.09)**	**$ (0.07)**
Comparable Adjustments - Canopy EIE (Non-GAAP)	3.19	(0.76)	3.69	(0.25)
EPS - comparable basis, Canopy EIE (Non-GAAP) [4]	**$ (0.16)**	**$ (0.13)**	**$ (0.40)**	**$ (0.31)**

	Three Months Ended					
	August 31, 2022			August 31, 2021		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]
Reported basis (GAAP)	$ (1,008.3)	$ (132.4)	(13.1)%	$ 143.2	$ (131.3)	91.7 %
Comparable Adjustments - (Non-GAAP)	1,763.1	(23.2)		460.1	(2.7)	
Comparable basis (Non-GAAP)	**754.8**	**(155.6)**	20.6 %	**603.3**	**(134.0)**	22.2 %
Comparable basis, Canopy EIE (Non-GAAP)	(34.8)	4.5		(29.9)	4.0	
Comparable basis, excluding Canopy EIE (Non-GAAP)	**$ 789.6**	**$ (160.1)**	20.3 %	**$ 633.2**	**$ (138.0)**	21.8 %

	Three Months Ended		Six Months Ended	
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
EPS - comparable basis (Non-GAAP) [6]	**$ 3.17**	**$ 2.38**	**$ 5.83**	**$ 4.72**
Comparable basis, Canopy EIE (Non-GAAP)	0.16	0.13	0.40	0.31
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	**$ 3.33**	**$ 2.52**	**$ 6.23**	**$ 5.03**

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable Adjustments, Canopy EIE include: a goodwill impairment, restructuring and other strategic business development costs, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, acquisition costs, and other (gains) losses.

(3) The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our Canopy equity earnings (losses) and related activities is generally based on the tax rates of the legal entities that hold our investment.

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

(5) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

(6) See reconciliations of the applicable non-GAAP financial measures on pages 12 and 14.

EPS Guidance

	Range for the Year Ending February 28, 2023	
Forecasted EPS - reported basis (GAAP)	$ 0.75	$ 1.15
Acquisitions, divestitures, and related costs [1]	(0.74)	(0.74)
Restructuring and other strategic business development costs [2]	0.54	0.54
Other [3]	10.25	10.25
Comparable basis, Canopy EIE (Non-GAAP)	0.40	0.40
Forecasted EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ 11.20	$ 11.60

	Actual for the Year Ended February 28, 2022
EPS - reported basis (GAAP)	$ (0.22)
Acquisitions, divestitures, and related costs [1]	(0.24)
Restructuring and other strategic business development costs [2]	0.32
Other [3]	10.32
EPS - comparable basis (Non-GAAP) [4]	**10.20**
Comparable basis, Canopy EIE (Non-GAAP)	0.80
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ 10.99

(1) Acquisitions, divestitures, and related costs include: [4]	Estimated for the Year Ending February 28, 2023	Actual for the Year Ended February 28, 2022
Net income tax provision recognized for the reversal of valuation allowances	$ (0.81)	$ (0.02)
Gain on the remeasurement of our previously held equity method investments	$ (0.03)	$ (0.07)
Transition services agreements activity	$ 0.06	$ 0.08
My Favorite Neighbor transaction, integration, and other acquisition-related costs	$ 0.02	$ —
Canopy equity (earnings) losses and related activities comparable adjustments	$ 0.01	$ 0.02
Net gain on sale of unconsolidated investment	$ —	$ (0.25)
Net (gain) loss on sale of business	$ —	$ (0.01)

(2) For the year ending February 28, 2023, and year ended February 28, 2022, restructuring and other strategic business development costs primarily consist of equity losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. For the year ended February 28, 2022, restructuring and other strategic business development costs were partially offset by a net income tax benefit recognized as a result of an intra-entity transfer of assets.

[3] Other includes: [4]

	Estimated for the Year Ending February 28, 2023	Actual for the Year Ended February 28, 2022
Impairment of equity method investment	$ 5.57	$ —
Canopy equity (earnings) losses and related activities comparable adjustments	$ 2.69	$ (0.66)
Net income tax expense recognized for an adjustment to a valuation allowance	$ 1.03	$ —
Unconsolidated investments, other	$ 0.49	$ (0.35)
Unrealized net (gain) loss from mark to fair value of our investment in Canopy	$ 0.16	$ 8.33
Costs associated with proposed reclassification of Class B Convertible Common Stock	$ 0.14	$ —
Loss on extinguishment of debt	$ 0.09	$ 0.11
Net (gain) loss from mark to fair value of undesignated commodity derivative contracts	$ 0.09	$ (0.29)
Net loss on change in estimated fair value of contingent liabilities associated with prior period acquisitions	$ (0.02)	$ 0.04
Net flow through of reserved inventory	$ (0.01)	$ (0.05)
Impairment of brewery construction in progress	$ —	$ 3.08
Adjustments related to a prior period acquisition	$ —	$ 0.08
Net income tax provision recognized as a result of a legislative update in Switzerland	$ —	$ 0.06
Property tax settlement	$ —	$ (0.04)

[4] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 28, 2023	
Net cash provided by operating activities (GAAP)	$ **2,600.0**	$ **2,800.0**
Purchase of property, plant, and equipment	(1,300.0)	(1,400.0)
Free cash flow (Non-GAAP)	$ **1,300.0**	$ **1,400.0**

	Six Months Ended	
	August 31, 2022	August 31, 2021
Net cash provided by operating activities (GAAP)	$ **1,654.3**	$ 1,525.9
Purchase of property, plant, and equipment	(435.0)	(353.4)
Free cash flow (Non-GAAP)	$ **1,219.3**	$ 1,172.5